
May 6, 2022

Will Wei Cheng
Chief Executive Officer
DiDi Global Inc.
No. 1 Block B, Shangdong Digital Valley
No. 8 Dongbeiwang West Road
Haidian District, Beijing
People's Republic of China

>   **Re: DiDi Global Inc.
>   Form 6-K furnished April 18, 2022
>   Response letter dated May 2, 2022
>   File No. 001-40541**

Dear Mr. Cheng:

We have reviewed your response to our comments and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Response letter dated May 2, 2022

General

1. We note your response that you intend to furnish the New Form 6-K prior to the extraordinary general meeting. Confirm that you will furnish the New Form 6-K sufficiently in advance of the meeting so that shareholders will have ample time to access this information in connection with their vote.

2. We note your response to comment 1. Revise your proposed disclosure in your New Form 6-K to include the information you provide in your response in the paragraphs on page 4 that start "[s]ince July 2, 2021, the Cybersecurity Review Office has been conducting a cybersecurity review…," and "[b]ased on its understanding…" In doing so, please clarify your statements around "resum[ing] normal operations, restor[ing] [your]

business and improv[ing] [your] business performance" so that it is clear how your
operations continue to be impacted by the regulations described here and how your
operations are expected to change once the cybersecurity review is complete, as these
statements appear to address the reasons why you are seeking shareholder approval to
delist now and whether you may seek to list in the future. Also, discuss the current status
of the Company's cybersecurity review with enough detail that shareholders can fully
appreciate where the Company stands, including review steps, rectification measures and
associated timing; if this information is not known, explicitly state as much.

3. Further, revise the quoted disclosure you plan to provide in your New Form 6-K in
   response to comment 1 to state, as your response indicates, that you will not apply for
   listing of your shares on any other stock exchange before completion of the Delisting and
   until after the cybersecurity review is complete.

4. We note your response to comment 2. Disclose in your New Form 6-K, if true, that
   absent shareholder approval you will not proceed with the Delisting. Explain your plans
   if a sufficient number of shares do not vote in favor of the Delisting and discuss any
   associated ramifications that such a vote may have on the cybersecurity review and
   related ramifications and risks on the Company's business and operations. Also, when
   you provide the disclosure you have quoted in your response to comment 2, please also
   state the level of shareholder approval necessary to pass this resolution.

We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any
questions.

Sincerely,

/s/ Mara L. Ransom

Division of Corporation Finance
Office of Trade & Services